FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding resolutions of the thirteenth meeting of the eighth session of the board of directors of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on January 21, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

RESOLUTIONS OF THE THIRTEENTH MEETING OF THE EIGHTH SESSION OF THE BOARD OF DIRECTORS

According to the applicable laws and the relevant provisions of the Articles of Huaneng Power International, Inc. (the “Company”), the board of directors of the Company convened the Thirteenth Meeting of the Eighth Session of the board of directors by way of written resolutions, and considered and approved unanimously the “Resolution regarding adjustment to the senior management of the Company”.

Resolved to appoint Mr. Huang Lixin as the Chief Accountant of the Company.

Resolved to approve the resignation of Ms. Zhou Hui from the duties of the Chief Accountant of the Company. The board of directors of the Company is satisfied with the work by Ms. Zhou Hui during her term of tenure, and pays high regards to the contribution she made towards the development of the Company over the years. It expresses its sincere gratitude to Ms. Zhou.

The biographical details of Mr. Huang Lixin are as follows:

Huang Lixin, aged 49, he had served as the deputy chief accountant, chief account of Huaneng Nantong Sub-Company (Power Plant), the deputy general manager, general manager of the Finance Department of Huaneng Power International, Inc. and the chief of the Finance Department of China Huaneng Group. He graduated from the School of Economics and Management, Tsinghua University and holds an EMBA. He is a senior accountant.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Li Zhensheng
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Geng Jianxin
(Independent Non-executive Director)
Xia Qing
(Independent Non-executive Director)

Beijing, the PRC
21 January 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     January 21, 2016